Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
Telephone: (702) 227-0965
Facsimile: (702) 362-4767
January 4, 2006
VIA EMAIL AND FACSIMILE
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust II, Inc. Registration Statement on Form S-4 (File No. 333-125121)
Dear Ms. Garnett:
              In accordance with Rule 461 under the Securities Act of 1933, as amended, Vestin Realty Trust II, Inc. (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 12:00 noon, East Coast time, on Monday, January 9, 2006, or as soon thereafter as is practicable (the “Acceleration Request”). Please send all notices regarding the Acceleration Request to the following person:
Michael V. Shustek
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
Telephone: (702) 227-0965
Facsimile: (702) 362-4767
              The undersigned acknowledges that:
              •     should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
              •     the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
              •     the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
              We appreciate your assistance and cooperation in this matter.

Sincerely, VESTIN REALTY TRUST II, INC.
By:	/s/ Michael V. Shustek
Michael V. Shustek
President